EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			19,994,257

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 12, 2005	428,250	367,070	20,361,327
February 17, 2005	12,000	5,538	20,366,865
March 3, 2005	1,000	308	20,367,173
March 4, 2005	305,000	90,495	20,457,668
March 8, 2005	10,000	2,527	20,460,195

Loss for the period	$771,022
Weighted average shares	20,460,195
Net Loss per share	$(0.04)